Exhibit 99.1

ASX ANNOUNCEMENT

November 30th, 2010

Genetic Technologies executes Settlement Agreement with Pioneer Hi-Bred

In compliance with ASX Continuing Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report that it has settled another dispute relating to its non-coding patents.

Pioneer Hi-Bred International, Inc. (“Pioneer”), a DuPont corporation of Johnston, Iowa, USA has now executed a Settlement Agreement with Genetic Technologies.  This settlement follows the patent infringement law suit filed by Genetic Technologies in the US District Court, Western District of Wisconsin earlier this year, as announced by the Company on February 16th, 2010.  Pioneer is the sixth such party to reach a settlement with GTG of the nine originally sued.

The precise commercial terms of this settlement are covered by formal confidentiality provisions contained within the relevant Settlement Agreement and cannot be disclosed.

Genetic Technologies can further report that it is now also engaged in discussions with other parties pertaining to this law suit and further details will be released to the Market as additional agreements are duly executed.  Genetic Technologies is also engaged in negotiations with other parties, outside of this law suit both in USA and in Europe, and details of relevant outcomes from these discussions will be similarly reported to the Market at the appropriate time.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000